SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Brookfield Property Partners L.P.
(Name of Issuer)

Limited Partnership Units
(Title of Class of Securities)

G16249107
(CUSIP Number)

Christopher Mark Wilson
Future Fund Board of Guardians
Level 43, 120 Collins Street
Melbourne VIC 3000, Australia
Telephone: + 61 (03) 8656 6400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Gregory B. Astrachan, Esq.
Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019−6099
(212) 728−8000

November 1, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G16249107	Page 2 of 6 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Future Fund Board of Guardians
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,128,906*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,128,906*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,128,906*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%*
14	TYPE OF REPORTING PERSON OO
* The Reporting Person may be deemed to be a member of a “group” and, therefore, may be deemed to beneficially own an additional 478,547,005 Units, representing 89.4% of the Units outstanding. See Item 5.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the limited partnership units (the “Units”) of Brookfield Property Partners L.P. (the “Company”), a limited partnership formed under the laws of Bermuda.  The address of the Company’s principal executive offices is 73 Front Street, Hamilton, HM 12, Bermuda.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by the Future Fund Board of Guardians, a statutory body corporate established under the Future Fund Act 2006 of the Commonwealth of Australia (“Future Fund” or the “Reporting Person”) to govern the Future Fund, a statutory investment fund established by the Australian Commonwealth Government under the Future Fund Act 2006 of the Commonwealth of Australia.  Schedule I hereto sets forth a list of all of the directors and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of the Reporting Person.

(b)  The principal business address of the Reporting Person and each Scheduled Person is Level 43, 120 Collins Street, Melbourne VIC 3000, Australia. Schedule I hereto sets forth the principal business address of each Scheduled Person.

(c) The principal business of the Reporting Person is to assist future Australian governments to meet the cost of public sector superannuation liabilities by delivering investment returns on contributions to the Fund.  Schedule I hereto sets forth the principal occupation or employment of each Scheduled Person.

(d),(e) During the last five years, neither the Reporting Person nor any of the Scheduled Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Each of the Scheduled Persons is a citizen of Australia.

Item 3. Source and Amount of Funds or Other Consideration

On November 1, 2013, Brookfield Retail Holdings II LLC, a Delaware limited liability company (“BRH II”), in which the Reporting Person, indirectly through The Northern Trust Company, a company incorporated in the State of Illinois, as custodian for the Reporting Person, held an ownership interest, distributed in-kind shares of common stock of General Growth Properties, Inc., a Delaware corporation (“GGP”), and warrants to acquire shares of common stock of GGP to holders of certain interests in BRH II, including the Reporting Person (the “Distribution”).  Following the Distribution, Brookfield BPY Retail Holdings I LLC, a Delaware limited liability company, acquired 11,550,291 shares of common stock in GGP from the Reporting Person in exchange for a promissory note in the principal amount of $235,482,713 bearing interest at 9% per annum.  The Reporting Person transferred the promissory note to the Company in exchange for 12,128,906 Units.

Item 4. Purpose of the Transaction

In connection with the Distribution, on November 1, 2013, BRH II merged with its subsidiary, Brookfield Retail Holdings II Sub II LLC, a Delaware limited liability company (“BRH II Sub”), with BRH II Sub as the surviving entity in the merger.  Immediately following the merger, the ownership of BRH II Sub was identical to the pre-merger ownership of BRH II.

On November 1, 2013, The Northern Trust Company, acting in its capacity as custodian for Future Fund, entered into an amended and restated limited liability company agreement for BRH II Sub (the “BRH II Sub Operating Agreement”) with Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P. (“BAMPIC Canada”), a Manitoba limited partnership controlled by Brookfield Asset Management Inc. (“Brookfield”), as the managing member and other subsidiaries of Brookfield holding interests in BRH II Sub.  Pursuant to the terms of the BRH II Sub Operating Agreement, BAMPIC Canada acts as managing member of BRH II Sub and has the primary role in managing, structuring, holding and disposing of the investment in the Company, provided that Future Fund retains certain rights with respect to voting and disposing of Units.  In addition, the BRH II Sub Operating Agreement contains a right of first offer with respect to BRH II Sub in connection with any proposed transfer by a member of BRH II Sub interests.

The summary contained herein of the BRH II Sub Operating Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the BRH II Sub Operating Agreement, a copy of which is filed as Exhibit 1 hereto and which is incorporated herein by reference.

*      *      *      *     *
The Reporting Person intends to review continuously its respective investments in the Company and the Company’s business affairs, financial position, capital needs and general industry and economic conditions and, as part of the Reporting Person’s continuing evaluation of, and preservation of the value of its investment in the Units of the Company, the Reporting Person may from time to time (i) engage in discussions with certain persons, including, without limitation, members of the Company’s general partner’s board of directors, management or representatives of the Company, other shareholders of the Company and other relevant parties, concerning matters with respect to the Reporting Person’s investment in the Units, including, without limitation, the business, operations, governance, management, strategy and future plans of the Company and (ii) write letters to, and respond to inquiries from, various parties including, without limitation, members of the Company’s general partner’s board of directors, management or representatives of the Company, other shareholders of the Company and other relevant parties regarding the Company’s affairs.  Based on such review as well as general economic, market and industry conditions and prospects existing at the time, the Reporting Person may, from time to time (subject to any then existing legal or contractual limitations), determine to increase its ownership of Units (including through the exercise of options to acquire Units, through open market purchases, in privately negotiated transactions, through a tender or exchange offer or a merger, reorganization or comparable transaction or otherwise), approve an extraordinary corporate transaction with regard to the Company or engage in any of the events set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. Alternatively, subject to market conditions, any legal or contractual limitations and other considerations, the Reporting Person may sell all or a portion of Units owned by the Reporting Person in the open market, in privately negotiated transactions, through a public offering or otherwise, but, except as otherwise provided herein, the Reporting Person currently has no intention of selling any Units.

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, although the Reporting Person reserves the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer

(a)-(b) All calculations of percentages of beneficial ownership in this Item 5 and elsewhere in this Schedule 13D are based on the approximately 80,091,000 Units outstanding as of June, 2013, as reported on Exhibit 99.2 to the Company’s Form 6-K filed with the Securities and Exchange Commission on August 15, 2013 plus the 22,430,219 Units issued on November 1, 2013 (including the 12,128,906 Units issued to the Reporting Person as described in Item 3).

The 12,128,906 Units reported herein are directly held by BRH II Sub.  As of the close of business on November 1, 2013, Future Fund’s indirect interest in BRH II Sub corresponds to such 12,128,906 Units, representing 11.8% of the outstanding Units.  By virtue of the ability of the Northern Trust Company, acting in its capacity as custodian for the Reporting Person under the BRH II Sub Operating Agreement, to direct BAMPIC Canada with respect to voting decisions of certain Units and certain dispositions of Units, the Reporting Person may be deemed to share voting and investment power over the 12,128,906 Units held by BRH II Sub.

Additionally, by virtue of the various agreements and arrangements described in this Schedule 13D, the Reporting Person may be deemed to be a member of a “group” with Brookfield and certain of its subsidiaries (collectively, the “Other Filers”).  With respect to any Units beneficially owned by such Other Filers, the Reporting Persons may be deemed to share beneficial ownership of the 478,547,005 Units held by held by Brookfield and its affiliates (including BRH II Sub) as of November 1, 2013, representing 89.4% of the outstanding Units (as reported on the Amendment No. 1 to Schedule 13D filed by Brookfield and its affiliates on November 5, 2013). None of the Other Filers is a Reporting Person on this Schedule 13D, and any obligations any of them may have under Section 13(d) of the Act would have to be satisfied on one or more separate filings.  To the extent that any of the Other Filers beneficially owns Units, the Reporting Person may be deemed to beneficially own any such Units, but expressly disclaims, to the extent permitted by applicable law, beneficial ownership thereof.

(c) Item 3 and Item 4 of this Schedule 13D are hereby incorporated by reference. Except as otherwise described in Item 3 and Item 4 of this Schedule 13D, the Reporting Person has not, nor, to its knowledge, have any of the Scheduled Persons, effected any transaction in Units during the past sixty (60) days.

(d) No person is known to the Reporting Person or, to the Reporting Person’s knowledge, the Scheduled Persons, to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any such Units.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 4 and Item 5 of this statement on Schedule 13D are incorporated herein by reference.

Except as referenced above or as described in Item 4 or Item 5 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7. Material To Be Filed as Exhibits

Exhibit 1
Amended and Restated Limited Liability Company Agreement of Brookfield Retail Holdings II Sub II LLC (incorporated herein by reference to Exhibit 10 to the Amendment No. 3 to Schedule 13D filed by Future Fund on November 5, 2013 with respect to Rouse Properties, Inc.).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2013	FUTURE FUND BOARD OF GUARDIANS By: /s/ Barry Brakey Name: Barry Brakey Title: Authorised Signatory By: /s/ Mark Burgess Name: Mark Burgess Title: Authorised Signatory

SCHEDULE I

Scheduled Persons

Name and Position of Officer or Director	Principal Occupation or Employment
Mr. David Gonski AC	Chairman of the Future Fund Board of Guardians
Ms. Carol Austin	Director
Hon. Peter Costello AC	Director
Ms. Susan Doyle	Director
Dr. John Mulcahy	Director
Mr. Stephen Fitzgerald	Director
Mr. Steven Harker	Director